UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Community Health Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

203668108

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203668108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wayne T. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,749,051
	6.	SHARED VOTING POWER 2,088,563
	7.	SOLE DISPOSITIVE POWER 5,749,051
	8.	SHARED DISPOSITIVE POWER 2,088,563

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,837,614
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 203668108	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Community Health Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4000 Meridian Boulevard

Franklin, TN 37067

Item 2.

(a)	Name of Person Filing

Wayne T. Smith

(b)	Address of the Principal Office or, if none, residence

c/o Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, TN 37067

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

203668108

CUSIP No. 203668108	13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,837,614 (1)

(b)	Percent of class: 5.7% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,749,051

(ii)	Shared power to vote or to direct the vote: 2,088,563

(iii)	Sole power to dispose or to direct the disposition of 5,749,051

(iv)	Shared power to dispose or to direct the disposition of 2,088,563

(1)	As of December 31, 2023, includes:

(i)	5,017,801 shares of Common Stock held directly by Mr. Smith;

(ii)

90,000 shares of shares of restricted stock granted to Mr. Smith under the Issuer’s 2009 Stock Option and Award Plan (the “Plan”), which remain subject to vesting restrictions as of December 31, 2023 and will vest in 1/3 increments on the first three anniversaries of the applicable grant date;

(iii)

360,000 shares of performance based restricted stock granted to Mr. Smith under the Plan, which remain subject to vesting restrictions as of December 31, 2023, which shares may ultimately vest at between 0% to 200% of this number of shares of Common Stock, subject to the level of achievement of the underlying performance objectives (180,000 of these shares are subject to vesting based upon the achievement of performance objectives for the period from January 1, 2021 through December 31, 2023 and 180,000 of these shares are subject to vesting based upon the achievement of performance objectives for the period from January 1, 2022 through December 31, 2024);

(iv)

281,250 shares issuable upon the exercise of options granted to Mr. Smith under the Plan, which were exercisable as of December 31, 2023 or will become exercisable within 60 days thereafter. The beneficial ownership amount held by Mr. Smith as of December 31, 2023, does not include shares issuable upon the exercise of options granted to Mr. Smith under the Plan, which are not exercisable within 60 days of December 31, 2023, including options exercisable for 60,000 shares that will become exercisable on March 1, 2024, which are not included herein because March 1, 2024 is not within 60 days of December 31, 2023 as a result of 2024 being a leap year;

(v)	481,721 shares held by WAC LLC; and

(vi)	1,606,842 shares of Common Stock held by The Modified 2009 WTS Irrev Trust, dated December 16, 2022.

Mr. Smith has sole voting and dispositive power over the shares referenced in clauses (i), (ii), (iii) and (iv) above, has shared voting and dispositive power over the shares referenced in clause (v) above, and may be deemed to have shared voting and dispositive power over the shares referenced in clause (vi) above.

CUSIP No. 203668108	13G	Page 5 of 6 Pages

The beneficial ownership amount held by Mr. Smith as of December 31, 2023 as set forth above does not include the following: (a) shares issuable upon the vesting of 72,357 unvested restricted stock units granted to Mr. Smith in connection with his non-management board service, and (b) shares issuable upon the conversion of 35,609.301 stock units accrued under the issuer’s Directors’ Fees Deferral Plan in lieu of a portion of Mr. Smith’s cash compensation for serving as a non-management director, which will convert to common stock following cessation of his service as a director.

(2)

Based on 136,800,913 shares outstanding as of October 20, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Company on October 26, 2023, and 281,250 shares issuable upon the exercise of options granted to Mr. Smith under the Plan, which were exercisable as of December 31, 2023 or will become exercisable within 60 days thereafter.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 203668108	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024	WAYNE T. SMITH

/s/ Wayne T. Smith